Exhibit 12.1

Computation of Earnings to Fixed Charges

The following table sets forth information regarding the registrant’s ratio of earnings to fixed charges for the periods shown. For purposes of determining the ratio of earnings to fixed charges, earnings consist of income from continuing operations before income taxes, fixed charges and amortization of capitalized interest. Fixed charges consist of interest expense (before interest is capitalized), amortization of debt premiums and discounts, capitalized expenses related to indebtedness and one-third of rent expense, which represents an appropriate interest factor on operating leases. Fixed charges represent amounts relating to continuing operations.

	Successor		Predecessor
	135 Day Period Ended June 29, 2014		47 Day Period Ended February 14, 2014	Six Month Period Ended June 30, 2013	Fiscal Year Ended
					December 29, 2013	December 30, 2012	January 1, 2012	January 2, 2011	January 3, 2010
			(dollars in thousands)
Income (loss) before income taxes	$(35,554)		$1,722	$65,455	$76,018	$69,670	$89,104	$92,760	$98,948
Fixed charges
Interest expense and amortization of debt issuance cost	27,282		1,151	4,231	7,453	9,401	8,875	12,142	12,017
Portion of rent estimated to represent interest factor	10,142		4,122	12,992	26,154	25,104	24,997	23,475	22,565

Total fixed charges	$37,424		$5,273	$17,223	$33,607	$35,505	$33,872	$35,617	$34,582

Income before income taxes plus fixed charges	$1,870		$6,995	$82,678	$109,625	$104,175	$122,976	$128,377	$133,530

Ratio of earnings to fixed charges	NM	(1)	1.33x	4.80x	3.26x	3.02x	3.63x	3.60x	3.86x

(1)	Due to the registrant’s loss in the 135 day period ended June 29, 2014, the ratio coverage was less than 1:1. The registrant must generate additional earnings of $35,554 to achieve a coverage of 1:1.